RECEIVED

2008 APR 16 P 5:[illegible]6

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

[redacted]

08001758

April 02, 2008

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our Corporate News Release of **April 02nd, 2008** concerning results for financial year 2007 (**"Successful fiscal year 2007"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

4/17

WashTec AG	Argonstrasse 7 • D-86153 Augsburg Germany Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 Internet: www.washtec.de	Management Board:	Thorsten Krüger (Spokesman) Christian Bernert	Banking Details:	Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000
		Chairman of the Supervisory Board:	Michael Busch	Registered Office:	Augsburg HRB 81 Amtsgericht Augsburg

WashTec

RECEIVED

2008 APR 16 P 5: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Successful fiscal year 2007:

- Revenues up 7.0 % to EUR 279.7m

- Operating result (EBIT) increased from EUR 24.9m to EUR 28.9m

- Revenue growth mainly driven by the US as well as Southern and Eastern Europe

Augsburg, April 2, 2008 – WashTec AG (ISIN DE0007507501) can look back on a successful fiscal year 2007. WashTec considerably increased revenues and earnings through a positive business development in its core markets and revenue growth in the USA as well as in Southern and Eastern Europe. "We were able to meet our set targets for 2007; revenues for the year as a whole increased by 7.0 % to EUR 279.7m, while the operating result (EBIT) improved from EUR 24.9m to EUR 28.9m. This corresponds to a rise of the EBIT margin to 10.3 %" (2006: 9.5 %), explained Thorsten Krüger, Spokesman of the management board, at today's annual results press conference in Munich.

In 2007 WashTec has further expanded its foreign business. Business outside of Germany rose to 66.4 %, up once again by nearly two percentage points year-on-year (2006: 64.7 %).
Revenues of the US subsidiary Mark VII Equipment Inc. increased by EUR 5.6m to EUR 30.5m (2006: EUR 24.9m) in the second year following the acquisition. This corresponds to an increase in revenues by approximately 23 % in Euro terms and by 35 % in US-dollar terms. This increase was mainly driven by the successful launch of new products as well as the expansion of the direct business. Following the reorganization in 2006, the 2007 focus was on strengthening the sales and service activities. Mark VII will serve as a platform for future growth in the US.
WashTec also achieved strong growth in Southern and Eastern Europe. Main drivers for Southern Europe were the acquisition of the Spanish distributor in January 2007 and further expansion of direct business activities in Italy.

The operating result (EBIT) grew from EUR 24.9m to EUR 28.9m. The net income for the year resulted in EUR 12.6m (EUR 12.5m 2006). This moderate growth results from high tax expenses (2007: EUR 12.4m, 2006: EUR 8.5m) including an extraordinary write-down of EUR 3.2m on deferred tax assets due to the German tax reform that came into force in July 2007. As the tax reform will reduce the Group's tax ratio to

about 32 % in 2008 ff, the company expects an above average rise in its net earnings 2008.

"We successfully launched the products unveiled at the end of 2006, such as the NEW SoftWash roll-over system, the MaxiWash Vario commercial wash system and the SoftLine Express wash conveyor. In addition, we stepped up our activities in Southern Europe with the takeover of our Spanish sales partner while in the US we prepared our subsidiary Mark VII with the expansion of our direct sales and service organization for further growth", emphasized Thorsten Krüger. "At the same time, a number of other projects, such as sourcing activities in Asia, were launched in order to further increase the Group's efficiency."

The share buy-back program, which has been launched in September 2007, will be continued. At the Annual General Meeting in May, the company's shareholders are set to resolve on a prolongation of the share buy-back program until November 2009.

"Our strategic goals until 2010, which were communicated at the first »WashTec Investor Day« in Augsburg in September 2007 are to achieve an annual revenue growth of 4 – 7 % and an increase in the EBIT margin to 12 – 14 %. We are confident, that WashTec has numerous further growth and earning potentials to reach these goals", said Christian Bernert, CFO of WashTec.

In 2008 the Company aims to further increase its net profit ratio and expects its earnings per share to increase considerably.

The 2007 Annual Report of WashTec AG may be downloaded at www.washtec.de.

END

Wash Tec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the Supervisory Board:
Michael Busch

HRB 81
commercial register Augsburg